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FORM 4
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STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.       Name and Address of Reporting Person

         Mink, Walter C.
         8929 Rainbow Ridge
         Las Vegas, Nevada  89117
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2.       Issuer Name and Ticker or Trading Symbol

         Hvide Marine Incorporated (HMAR)
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3.       IRS or Social Security Number of Reporting Person (Voluntary)
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4.       Statement for Month/Year - August 1998
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5.       If Amendment, Date of Original (Month/Day/Year)
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6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         1.  Director
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7.       Individual or Joint/Group Filing -- Form filed by One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.       Title of Security - CLASS A COMMON STOCK
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2-4      Transaction Date   Transaction           Securities Acquired (A)
         (Month/Day/Year)      Code      Vol      Amount     Price (per share)
         8/25/98                 A        V         114     (A)      11.00

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5-7.  Amount of Securities        Ownership Form:           Nature of Indirect
         Beneficially Owned at     Direct (D) or           Beneficial Ownership
         End of Month.             Indirect (I)
          2,133                       (D)

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


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1.       Title of Derivative Security
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2.       Conversion or Exercise Price of Derivative Security
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3-5      Transaction Date   Transaction                 Number of Derivative
         (Month/Day/Year)      Code      Vol            Securities Acquired

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6.       Date Exercisable and Expiration Date (Month/Day/Year)
             Date Exercisable              Expiration Date

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7.  Title and Amount of Underlying Securities
                  Title                  Amount or Number of Shares


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8.       Price of Derivative Security
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9-11. Amount of Derivative           Ownership Form:    Nature of Indirect
         Securities Beneficially      Direct (D) or     Beneficial Ownership
         Owned at End of Month.       Indirect (I)



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Explanation of Responses:

SIGNATURE OF REPORTING PERSON


/s/ WALTER C. MINK
Walter C. Mink

September 3, 1998
Date